[redacted]

12010545

...OMMISSION

Washington, D.C. ...549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangum Street, Suite 550
(No. and Street)

Durham	North Carolina	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives and Associates, LLP
(Name – *if individual, state last, first, middle name*)

1023 W. Morehead Street	Charlotte	North Carolina	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amy L Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA B TAYLOR
Notary Public
Wake County
North Carolina
My Commission Expires Jul 18, 2013

Anita B Taylor
Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Verity Asset Management, Inc.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements
December 31, 2011 and 2010

Verity Asset Management, Inc.

Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

Board of Directors
Verity Asset Management, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Asset Management, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Asset Management, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rives & Associates LLP

February 28, 2012

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

VERITY ASSET MANAGEMENT, INC.
Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,057	$ 64,194
Short-term investment	-	32,584
Receivables	816,233	752,071
Prepaid assets	11,126	-
Total current assets	868,416	848,849
Due from parent	280,265	237,858
Other assets	531	1,266
Total assets	$ 1,149,212	$ 1,087,973
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Line of credit	$ -	$ 60,000
Accounts payable	135,622	27,866
Commissions payable	498,978	433,062
Accrued expenses	51,292	-
Income taxes payable	-	52,188
Total liabilities	685,892	573,116
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	31,000	31,000
Retained earnings	432,320	483,857
	463,320	514,857
Total liabilities and stockholder's equity	$ 1,149,212	$ 1,087,973

The accompanying notes are an integral part of these financial statements.

VERITY ASSET MANAGEMENT, INC.
Statements of Income (Loss)
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Advisory fees	$ 3,248,480	$ 2,590,661
12b-1 distribution fees	66,224	165,715
Brokerage commissions	15,198	45,890
Other income	11,448	2,000
Total revenues	3,341,350	2,804,266
Expenses:		
Commission expense	2,018,952	1,640,308
Salaries	667,196	344,899
Management fee	522,000	214,400
Outside services	93,662	49,416
Professional fees	52,233	287,298
Office expense	22,318	12,038
Insurance	12,954	10,532
Advertising and marketing	11,257	13,632
Licenses	2,368	18,282
Miscellaneous expense	18,887	48,780
Total expenses	3,421,827	2,639,585
Income (loss) before income taxes	(80,477)	164,681
Provision (benefit) for income taxes	(28,940)	40,339
Net income (loss)	$ (51,537)	$ 124,342

The accompanying notes are an integral part of these financial statements.

VERITY ASSET MANAGEMENT, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock	Retained Earnings	Total
Balances at January 1, 2010	$ 31,000	$ 359,515	$ 390,515
Net income	-	124,342	124,342
Balances at December 31, 2010	31,000	483,857	514,857
Net loss	-	(51,537)	(51,537)
Balances at December 31, 2011	$ 31,000	$ 432,320	$ 463,320

The accompanying notes are an integral part of these financial statements.

VERITY ASSET MANAGEMENT, INC.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (51,537)	$ 124,342
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables	(64,162)	(222,216)
Prepaid assets	(11,126)	-
Receivable from parent	(42,407)	(96,959)
Commissions payable	65,916	-
Other assets	735	(357)
Accounts payable	107,756	6,975
Accrued liabilities	51,292	-
Income taxes payable	(52,188)	33,868
Net cash provided (used) by operating activities	4,279	(154,347)
Cash flows from investing activities:		
Purchase of short term investments	-	(910)
Sale of investments	32,584	-
Net cash provided (used) by investing activities	32,584	(910)
Cash flows from financing activities:		
Net (payments) borrowings on line of credit	(60,000)	59,280
Net cash provided (used) by financing activities	(60,000)	59,280
Net decrease in cash and cash equivalents	(23,137)	(95,977)
Cash and cash equivalents, beginning of year	64,194	160,171
Cash and cash equivalents, end of year	$ 41,057	$ 64,194
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest	$ 1,616	$ 3,822
Income taxes	52,188	6,471

The accompanying notes are an integral part of these financial statements.

VERITY ASSET MANAGEMENT, INC.
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Asset Management, Inc. (the "Company" or "VAM") was incorporated in the State of North Carolina on July 5, 1996. The Company is a registered investment advisor ("RIA") with the Securities and Exchange Commission ("SEC") and was a member of the Financial Industry Regulatory Authority ("FINRA") for the period January 1, 2010 thru June 26, 2011. It was exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule for the period January 1, 2010 thru June 26, 2011. The Company is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent" or "VFG").

Verity Investments, Inc. ("VI") is a broker-dealer registered with the SEC and FINRA, an affiliated company of VAM, and is also a wholly-owned subsidiary of VFG. Prior to June 27, 2011, VAM (formerly known as Verity Investments, Inc.) held a dual registration as a BD and an RIA. The Company made an election to separate the BD and RIA into two separate entities. Under consultation with FINRA and the SEC, the Company distributed the assets and liabilities related to the BD to the Parent in a "tax free" exchange. The Company then changed its name to Verity Asset Management, Inc. and VFG contributed the assets and liabilities related to the BD, along with the original Central Registration Depository ("CRD") number, to the newly created Verity Investments, Inc. (new VI).

Basis of Presentation

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Certificates of Deposit

A certificates of deposit totaling $32,584 as of December 31, 2010 was included in short-term investments in the accompanying statements of financial condition. The certificate had an interest rate of 1.24% and matured during 2011.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rate. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bad Debts
The Company uses the allowance method to determine uncollectible accounts. At December 31, 2011 and 2010, management believes that all commissions receivable are collectible. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Date of Management Review
Management has evaluated subsequent events through February 28, 2012, the date on which the financial statements were available to be issued.

NOTE 2 – BUSINESS COMBINATION

Effective June 27, 2011, the Company contributed certain assets and liabilities to Verity Financial Group, Inc. in a "tax-free" exchange. These assets and liabilities represented the broker-dealer practice that was simultaneously transferred to Verity Investments, Inc. as a newly created broker-dealer in a "tax-free" exchange. The transaction consisted of the following components:

	Amount
Cash	$ 33,622
Net due to parent	(47)
Other assets	1,425
Amount due from parent	$ 35,000

NOTE 3 - RELATED PARTIES

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Asset Management, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and certain salary expenses. VAM's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition. The above-referenced fees for the years ended December 31, 2011 and 2010 were $522,000 and $676,215, respectively.

The Company also regularly transfers funds to the parent for use in its operations. At December 31, 2011 and 2010 the Company had receivables from VFG totaling $280,265 and $237,858, respectively.

NOTE 3 - RELATED PARTIES (Continued)

By an agreement dated January 1, 2009, Verity Asset Management, Inc. entered into an agreement with Chatham Advisors, LLC, of which Verity Asset Management, Inc. is a 5% owner. This investment is included in other assets using the cost method. Under this agreement Verity Asset Management, Inc. provides Chatham Advisors, LLC with office space and related services, research services and compliance consultation. In exchange Chatham Advisors, LLC agree to pay Verity Asset Management, Inc. 20% of gross revenue, payable each quarter. Payments from Chatham Advisors, LLC to Verity Asset Management, Inc. totaled $50,038 and $54,328 for the years ended December 31, 2011 and 2010, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 3% of compensation. Contributions made under the plan totaled $16,550 and $7,800 for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 - LINE OF CREDIT

At December 31, 2010, the Company had a line of credit with a maximum borrowing capacity of $100,000 and an outstanding balance of $60,000. The line was due on demand and was paid off during 2011.

NOTE 6 – INCOME TAXES

The Company will evaluate and record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates changes in tax law and new authoritative rulings. The Company's evaluation at December 31, 2011 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not file a separate federal return as it is part of a consolidated group. The 2008 through 2010 tax years remain subject to examination by the State of North Carolina. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

The provision (benefit) for income taxes for 2011 and 2010 consist of the following:

	2011	2010
Current	$ 2,660	$ 40,339
Deferred	(31,600)	-
	$ (28,940)	$ 40,339

The deferred provision represents the Company's share of a federal net operating loss to be carried back on the parent's consolidated income tax return.